600 TRAVIS, SUITE 1400 HOUSTON, TX 77002 PHONE: (281) 840-4000 FAX: (281) 840-4001

October 10, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Roger Schwall Assistant Director

Re:	Linn Energy, Inc. Registration Statement on Form S-1 File No. 333-217550

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Linn Energy, Inc., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-217550, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Thursday, October 12, 2017, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary